Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2011	2012	2013	2014	2015
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(6,255)	$(304)	$5,493	$15,394	$18,327
Interest expense, net of amortization of premium/discount	18,318	14,390	17,526	20,656	24,449
Amortization of deferred financing fees	1,246	1,215	1,758	2,156	2,089
Distributed income of equity investees	549	277	71	45	892
Portion of rent expense representative of interest	1,885	2,244	2,605	3,027	3,718
Total earnings	$15,743	$17,822	$27,453	$41,278	$49,475

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$18,318	$14,390	$17,526	$20,656	$24,449
Capitalized interest	911	3,884	5,038	5,767	5,376
Amortization of deferred fees	1,246	1,215	1,758	2,156	2,089
Portion of rent expense representative of interest	1,885	2,244	2,605	3,027	3,718
Total fixed charges	$22,360	$21,733	$26,927	$31,606	$35,632

Consolidated ratio of earnings to fixed charges (1)	—	—	1.0	1.3	1.4

(1)	For the years ended December 31, 2011 and 2012 fixed charges exceeded earnings by $6,617 and $3,911 respectively.

(2)
As of December 31, 2013 and 2012, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.